                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)


                      ADVANCED LIGHTING TECHNOLOGIES, INC.
                     --------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   00753C 10 2
                                  -------------
                                 (CUSIP Number)

       Gerald W. Cowden, Esq., 1414 Terminal Tower, Cleveland, Ohio 44113, (216) 241-2880
       ----------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 31, 2001 *
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. G


*See Item 4 on Page 18.

                                  SCHEDULE 13D
----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                         PAGE 2  OF  25
----------------------------                       ----------------------------


                               (AMENDMENT NO. 9)


--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Wayne R. Hellman
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]

       Mr. Hellman affirms himself to be a member of a group only to the extent that he is the Voting Trustee under the Amended and Restated Voting Trust Agreement dated April 15, 1999.
       Additionally, Mr. Hellman is the holder of the Proxies (defined herein below).

--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       Not Applicable.
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                  [ ]

--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                            7     SOLE VOTING POWER
                   NUMBER OF                      3,143,504
                     SHARES                -------------------------------------
           BENEFICIALLY OWNED BY EACH       8    SHARED VOTING POWER
                   REPORTING                     0
                     PERSON                -------------------------------------
                      WITH                  9    SOLE DISPOSITIVE POWER
                                                 1,646,070
                                           -------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,143,504

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] Mr. Hellman disclaims beneficial ownership of 50,000 shares which are owned by Hellman Foundation, of which Mr. Hellman is the trustee. Mr. Hellman also disclaims beneficial ownership of 125,000 shares which are owned by Hellman, Ltd., an Ohio limited liability company, of which Mr. Hellman is the manager. Mr. Hellman also disclaims beneficial ownership of 36,586 shares which are owned by his wife, Diane Hellman.

--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.5%
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                        PAGE 3  OF  25
----------------------------                       ----------------------------

                                (AMENDMENT NO. 9)


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Louis S. Fisi (as a member of the Voting Trust Group)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       Not Applicable

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                   [ ]
       Not Applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                            7   SOLE VOTING POWER
                    NUMBER OF                   1,250
                      SHARES                -----------------------------------
            BENEFICIALLY OWNED BY EACH      8   SHARED VOTING POWER
                    REPORTING                   0
                      PERSON                ------------------------------------
                       WITH                 9   SOLE DISPOSITIVE POWER
                                                171,467
                                            ------------------------------------
                                            10  SHARED DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       171,467

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

       Mr. Fisi disclaims beneficial ownership of 80,000 shares owned by his adult children and step-children.

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       .7%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                         PAGE 4 OF  25
----------------------------                       ----------------------------

                                (AMENDMENT NO. 9)


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Robert S. Roller (as a member of the Voting Trust Group)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                   [ ]

       Not Applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                    NUMBER OF                      45,602
                      SHARES            ----------------------------------------
            BENEFICIALLY OWNED BY EACH     8      SHARED VOTING POWER
                    REPORTING                      0
                      PERSON            ----------------------------------------
                       WITH                9      SOLE DISPOSITIVE POWER
                                                  106,518
                                         ---------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       106,518

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

       Mr. Roller disclaims beneficial ownership of 57,174 shares owned by six trusts for the benefit of his children.

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                         PAGE 5 OF  25
----------------------------                       ----------------------------


                                (AMENDMENT NO. 9)

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Juris Sulcs (as a member of the Voting Trust Group)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                  [ ]

       Not Applicable

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                               7     SOLE VOTING POWER
                    NUMBER OF                         20,000
                      SHARES                 ----------------------------------
            BENEFICIALLY OWNED BY EACH         8     SHARED VOTING POWER
                    REPORTING                         0
                      PERSON                 ----------------------------------
                       WITH                    9     SOLE DISPOSITIVE POWER
                                                      350,874
                                             ----------------------------------
                                               10    SHARED DISPOSITIVE POWER
                                                      0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       350,874
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.5%
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                       PAGE  6  OF   25
----------------------------                       ----------------------------


                                (AMENDMENT NO. 9)
--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Mary Sarver, as successor to the Estate of James F. Sarver (as a member of the Voting Trust Group)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                  [ ]

       Not Applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                             7     SOLE VOTING POWER
                    NUMBER OF                        0
                      SHARES                -----------------------------------
            BENEFICIALLY OWNED BY EACH       8     SHARED VOTING POWER
                    REPORTING                        0
                      PERSON                -----------------------------------
                       WITH                  9     SOLE DISPOSITIVE POWER
                                                   225,000
                                            -----------------------------------
                                             10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       225,000

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.96%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                      PAGE  7  OF   25
----------------------------                       ----------------------------

                                (AMENDMENT NO. 9)

--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Christine Hellman (as a member of the Voting Trust Group)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                   [ ]

       Not Applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                            7      SOLE VOTING POWER
                    NUMBER OF                      0
                      SHARES                -----------------------------------
            BENEFICIALLY OWNED BY EACH      8      SHARED VOTING POWER
                    REPORTING
                      PERSON                       0
                       WITH                 -----------------------------------
                                            9      SOLE DISPOSITIVE POWER

                                                   306,377
                                            -----------------------------------
                                            10     SHARED DISPOSITIVE POWER

                                                    0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       306,377
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.3%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                      PAGE  8  OF   25
----------------------------                       ----------------------------

                                (AMENDMENT NO. 9)
--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Brian A. Hellman (as a member of the Voting Trust Group)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Not Applicable

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                   [ ]

       Not Applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                             7     SOLE VOTING POWER
                    NUMBER OF                        0
                      SHARES                 -----------------------------------
            BENEFICIALLY OWNED BY EACH       8     SHARED VOTING POWER
                    REPORTING                        0
                      PERSON                 -----------------------------------
                       WITH                  9     SOLE DISPOSITIVE POWER
                                                     103,062
                                            -----------------------------------
                                             10    SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       103,062

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                    PAGE   9   OF   25
----------------------------                       ----------------------------


                                (AMENDMENT NO. 9)

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Lisa Barry (fka Lisa B. Hellman) (as a member of the Voting Trust Group)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3      SEC USE ONLY

--------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                  [ ]

       Not Applicable

--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                    NUMBER OF                         1,885
                      SHARES                -----------------------------------
            BENEFICIALLY OWNED BY EACH        8     SHARED VOTING POWER
                    REPORTING                         0
                      PERSON                -----------------------------------
                       WITH                   9     SOLE DISPOSITIVE POWER
                                                      148,124
                                           -----------------------------------
                                              10    SHARED DISPOSITIVE POWER
                                                      0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       148,124

--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .6%
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                   PAGE   10   OF   25
----------------------------                       ----------------------------


                                (AMENDMENT NO. 9)
--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Lisa Marie Roller, Trustee of the Lisa Marie Roller Trust dated August 24, 1995 (as a member of the Voting Trust Group)

--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------

3      SEC USE ONLY

--------------------------------------------------------------------------------

4      SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                   [ ]

       Not Applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                               7      SOLE VOTING POWER
                    NUMBER OF                          0
                      SHARES                -----------------------------------
            BENEFICIALLY OWNED BY EACH         8      SHARED VOTING POWER
                    REPORTING                          0
                      PERSON                -----------------------------------
                       WITH                    9      SOLE DISPOSITIVE POWER
                                                       628
                                            -----------------------------------
                                               10     SHARED DISPOSITIVE POWER
                                                       0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       628

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                   PAGE   11   OF   25
----------------------------                       ----------------------------

                                (AMENDMENT NO. 9)

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Jennifer Lynn Jarrett, Trustees of the Jennifer Lynn Jarrett Trust dated August 24, 1995 (as a member of the Voting Trust Group)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                   [ ]

       Not Applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                            7       SOLE VOTING POWER
                    NUMBER OF                        0
                      SHARES              -------------------------------------
            BENEFICIALLY OWNED BY EACH      8       SHARED VOTING POWER
                    REPORTING                         0
                      PERSON              -------------------------------------
                       WITH                 9       SOLE DISPOSITIVE POWER
                                                     628
                                          -------------------------------------
                                            10      SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       628

--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%

--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON
       OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                       ----------------------------
  CUSIP  NO.   00753C 10 2                                 PAGE   12   OF   25
----------------------------                       ----------------------------

                                (AMENDMENT NO. 9)


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Kimberly Joy Roller, Trustees of the Kimberly Joy Roller Trust dated August 24, 1995 (as a member of the Voting Trust Group)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                   [ ]

       Not Applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------

                                            7     SOLE VOTING POWER
                    NUMBER OF                      0
                      SHARES               -------------------------------------
            BENEFICIALLY OWNED BY EACH      8     SHARED VOTING POWER
                    REPORTING                      0
                      PERSON               -------------------------------------
                       WITH                 9     SOLE DISPOSITIVE POWER
                                                   4,628
                                           -------------------------------------
                                            10    SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,628

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                   PAGE   13   OF   25
----------------------------                       ----------------------------

                                (AMENDMENT NO. 9)


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Lisa Marie Roller, Trustee of the Lisa Marie Roller Long-term Trust dated September 24, 1995 (as a member of the Voting Trust Group)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                   [ ]

       Not Applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER
                    NUMBER OF                         0
                      SHARES               -------------------------------------
            BENEFICIALLY OWNED BY EACH        8     SHARED VOTING POWER
                    REPORTING                         0
                      PERSON               -------------------------------------
                       WITH                   9     SOLE DISPOSITIVE POWER
                                                      17,261
                                           -------------------------------------
                                              10    SHARED DISPOSITIVE POWER
                                                      0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       17,261

--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.0%
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON

       OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                   PAGE   14   OF   25
----------------------------                       ----------------------------

                                (AMENDMENT NO. 9)


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Jennifer Lynn Jarrett, Trustee of the Jennifer Lynn Jarrett Long-term Trust dated September 24, 1995 (as a member of the Voting Trust Group)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                   [ ]

       Not Applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                              7      SOLE VOTING POWER
                    NUMBER OF                         0
                      SHARES                 ----------------------------------
            BENEFICIALLY OWNED BY EACH        8      SHARED VOTING POWER
                    REPORTING                          0
                      PERSON                 -----------------------------------
                       WITH                   9      SOLE DISPOSITIVE POWER
                                                       16,761
                                             -----------------------------------
                                              10     SHARED DISPOSITIVE POWER
                                                       0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,761

--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%

--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON
       OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                       ----------------------------
CUSIP  NO.   00753C 10 2                                    PAGE   15   OF   25
----------------------------                       ----------------------------

                                (AMENDMENT NO. 9)



--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Kimberly Joy Roller, Trustee of the Kimberly Joy Roller Long-term Trust dated September 24, 1995 (as a member of the Voting Trust Group)

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2 (e)                                                   [ ]

       Not Applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                            7      SOLE VOTING POWER
                    NUMBER OF                        0
                      SHARES              -------------------------------------
            BENEFICIALLY OWNED BY EACH      8      SHARED VOTING POWER
                    REPORTING                        0
                      PERSON              -------------------------------------
                       WITH                 9      SOLE DISPOSITIVE POWER
                                                     17,268
                                          -------------------------------------
                                            10     SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       17,268


--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%

--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

CUSIP  NO.   00753C 10 2                                    PAGE   16   OF   25

                                 AMENDMENT NO. 9
                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is Common Stock, par value $.001 (the "Common Stock"). The name and address of the principal executive office of the issuer is Advanced Lighting Technologies, Inc. (the "Company"), 32000 Aurora Road, Solon, Ohio 44139.

ITEM 2.  IDENTITY AND BACKGROUND

       a. The names of the persons filing this statement are Wayne R. Hellman ("Hellman"), and Hellman as Voting Trustee and as owners of Common Stock subject to the Amended and Restated Voting Trust Agreement dated April 15, 1999 (the "Voting Trust") the following members of the Voting Trust Group: Mary Sarver, as successor to the Estate of James F. Sarver ("Sarver"); Christine Hellman; Lisa Barry (fka Lisa B. Hellman); Lisa Marie Roller, Trustee of the Lisa Marie Roller Trust dated August 24, 1995 ("LMR Trust"); Jennifer Lynn Jarrett, Trustee of the Jennifer Lynn Jarrett Trust dated August 24, 1995 ("JLJ Trust"); Kimberly Joy Roller, Trustee of the Kimberly Joy Roller Trust dated August 24, 1995 ("KJR Trust"); Lisa Marie Roller, Trustee of the Lisa Marie Roller Long Term Trust dated September 24, 1995 ("LMR Long Term Trust"); Jennifer Lynn Jarrett, Trustee of the Jennifer Lynn Jarrett Long Term Trust dated September 24, 1995 ("JLJ Long Term Trust"); and Kimberly Joy Roller, Trustee of the Kimberly Joy Roller Long Term Trust dated September 24, 1995 ("KJR Long Term Trust"); additionally, the Common Stock owned by Louis S. Fisi ("Fisi"), Robert S. Roller ("Roller"), Juris Sulcs ("Sulcs") and Brian A. Hellman, which was formerly subject to the Voting Trust, are now subject to Irrevocable Proxies (the "Proxies"), which appoint Wayne R. Hellman, as proxy holder, to exercise the voting rights of all such shares with respect to each matter submitted to the Company's shareholders for their vote. The record owner of the shares subject to the Voting Trust and the Proxies are sometimes referred to herein as a Member of the "Voting Trust Group."

       b. The business address of Hellman, Fisi, Roller, and Sulcs is 32000 Aurora Road, Solon, Ohio 44139. The business address of Brian Hellman is 5109 Brookpark Road, Cleveland, Ohio 44139. The address of Christine Hellman is 17230 Red Fox Trail, Chagrin Falls, Ohio 44023. The address of Lisa Barry (fka Lisa B. Hellman) is 2644 Bronsons Way, Twinsburg, Ohio 44087. The address of the LMR Trust, JLJ Trust, KJR Trust, LMR Long Term Trust, JLJ Long Term Trust, and KJR Long Term Trust is 8630 Tamarack Trail, Chagrin Falls, Ohio 44023. The address of Sarver is c/o National City Bank, Trustee, Trust Probate Division, P.O. Box 5756, Cleveland, Ohio 44101.

       c. The following are the present principal occupations and addresses of employment of the reporting persons:

CUSIP NO. 000753C 102                                            PAGE 17 OF 25

Name:                      Occupation:                       Address:
-----                      -----------                      --------
Hellman                    Chief Executive Officer          Issuer (address is specified in Item 1)

Members of the Voting Trust Group:

Fisi                       Investor/Consultant              Issuer  (address is specified in Item 1)

Roller                     Marketing Executive              Ruud Lighting, Inc.
                                                            9201 Washington Avenue
                                                            Racine, Wisconsin 53406`

Sulcs                      Coordinator of Technology        Venture Lighting International, Inc.
                           Development                      (address is specified in Item 1)

Sarver                     Not Applicable                   c/o National City Bank, Trustee
                                                            Trust Probate Division
                                                            P.O. Box 5756
                                                            Cleveland, Ohio 44101

Christine Hellman          Consultant                       17230 Red Fox Trail
                                                            Chagrin Falls, Ohio 44022

Brian A. Hellman           President                        Professional Business Systems
                                                            5109 Brookpark Road
                                                            Cleveland, Ohio 44134

Lisa Barry                 Administration                   Issuer (address is specified in Item 1)
(fka Lisa B. Hellman)

LMR Trust                  Not Applicable                   8630 Tamarack Trail
                                                            Chagrin Falls, Ohio  44023

JLJ Trust                  Not Applicable                   8630 Tamarack Trail
                                                            Chagrin Falls, Ohio  44023

KJR Trust                  Not Applicable                   8630 Tamarack Trail
                                                            Chagrin Falls, Ohio  44023

LMR Long Term Trust        Not Applicable                   8630 Tamarack Trail
                                                            Chagrin Falls, Ohio  44023

JLJ Long Term Trust        Not Applicable                   8630 Tamarack Trail
                                                            Chagrin Falls, Ohio  44023

KJR Long Term Trust        Not Applicable                   8630 Tamarack Trail
                                                            Chagrin Falls, Ohio  44023

       d.     No change is being reported.


CUSIP NO. 00753C 10 2                                            PAGE 18 OF 25


         e.       No change is being reported.

         f.       No change is being reported.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Amendment No. 9 reports a change in the terms of the Voting Trust Agreement. See Item 6 below. Additionally, Amendment No. 9 reports a decrease in the number of shares beneficially owned.

ITEM 4.   PURPOSE OF TRANSACTION

         Amendment No. 9 reports a decrease in the number of shares of Common Stock beneficially owned by Messrs. Wayne Hellman, Fisi, Roller, and Brian Hellman resulting from sales by Messrs. Wayne Hellman, Fisi, Roller, and Brian Hellman on or about August 31, 2001 to satisfy margin calls. All sales were made by securities brokers in their sole discretion to reduce the balance of margin loans to Messrs. Wayne Hellman, Fisi, Roller, and Brian Hellman secured by company stock. Each shareholder used resources available to him to prevent and/or delay the sale of the company stock, which resulted primarily from the loss of value of the company stock securing the margin loan. Amendment No. 9 also reports a change in the terms and conditions of the Voting Trust Agreement, which include, among other items, the release of shares from the Voting Trust Group owned by Mr. David L. Jennings. Please see Exhibit 7.1 for the provisions of the Amended and Restated Voting Trust Agreement dated April 15, 1999.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a. and b. The following lists the aggregate number and percentage of shares of Common Stock beneficially owned by the named persons. Percentages are calculated based on the number of outstanding shares as of August 31, 2001:


                                                                                #Shares
                       Aggregate #                     # Shares     #Shares      Right to   # Shares Sole        # Shares Sole
Name                 Shares Owned       % Owned        Disposed    Acquired      Acquire     Power to Vote      Power to Dispose
----                 ------------       -------        --------    --------      -------     -------------      ----------------
Wayne Hellman (2)       3,143,504        13.5%          302,000        0          20,000      3,143,504             1,646,070
Fisi (1)                171,467           .74%          126,700        0          1,250       1,250                  171,467
Sarver (1)              225,000           .96%          0              0          0           0                      225,000
Sulcs (1)(3)            350,874           1.5%          0              0          0           20,000                 350,874
Roller (1)(4)           106,518           .45%          160,120        6,120      0           45,602                 106,518
Christine Hellman (1)    306,377          1.3%          0              0          0           0                      306,377
Brian A. Hellman (1)    103,062            .4%          52,200         0          0           0                      103,062
Lisa Barry (1)(5)       148,124            .7%          0              0          375         1,885                  148,124
(fka Lisa B. Hellman)
LMR Trust (1)           628               0.0%          4,080          0          0           0                          628
JLJ Trust (1)           628               0.0%          4,580          0          0           0                          628
KJR Trust (1)           4,628             0.0%          5,080          0          0           0                        4,628
LMR Long
Term Trust (1)          17,261            0.0%          0              0          0           0                       17,261
JLJ Long
Term Trust (1)          16,761            0.0%          500            0          0           0                       16,761
KJR Long
Term Trust (1)          17,268            0.0%          0              0          0           0                       17,268



         (1) THESE PERSONS CONSTITUTE MEMBERS OF A GROUP AS A RESULT OF THEIR TRANSFER OF SUCH SHARES TO THE VOTING TRUST OR THE

CUSIP NO. 00753C 10 2                                             PAGE 19 OF 25


IRREVOCABLE PROXY, AS THE CASE MAY BE (SEE ITEM 2 HEREOF).
         (2) WAYNE HELLMAN BENEFICIALLY OWNS 1,627,006 SHARES IN HIS INDIVIDUAL CAPACITY.
         (3) JURIS SULCS BENEFICIALLY OWNS 20,000 SHARES WHICH ARE NOT SUBJECT TO THE VOTING TRUST.
         (4) ROBERT ROLLER BENEFICIALLY OWNS 45,602 SHARES WHICH ARE NOT SUBJECT TO THE VOTING TRUST.
         (5) LISA BARRY (FKA LISA B. HELLMAN) BENEFICIALLY OWNS 1,885 SHARES WHICH ARE NOT SUBJECT TO THE VOTING TRUST.
         None of the above persons share voting power with respect to any shares.

         c. Messrs. Wayne R. Hellman and Fisi entered into transactions with Common Stock shares at $.001 par value during the months of August and September 2001. All transactions involved disposal of Common Stock and all sales were made by Bear Stearns and/or Raymond James in their sole discretion to reduce the balance of margin loans to both Mr. Hellman and Mr. Fisi's company stock. Mr. Hellman and Mr. Fisi used all financial resources available to them to prevent and/or delay the sale of the company stock, which resulted primarily from the loss of value of the company stock securing the margin loss.

         The descriptions of Mr. Hellman's August and September 2001 transactions are as follows:

           TRANSACTION DATE                    AMOUNT OF COMMON SHARES                          PRICE
                                                 ($.001 COMMON STOCK)
               8/2/2001                                 22,000                                 $3.0573
               8/3/2001                                 23,200                                 $2.9970
               8/9/2001                                 1,000                                  $3.2700
               8/10/2001                                13,500                                 $3.0028
               8/13/2001                                5,100                                  $2.9716
               8/14/2001                                30,000                                 $3.0850
               8/14/2001                                4,000                                  $2.8532
               8/15/2001                                20,200                                 $3.0282
               8/15/2001                                2,000                                  $2.8684
               8/16/2001                                22,400                                 $2.9964
               8/16/2001                                9,000                                  $2.7850
               8/17/2001                                4,600                                  $3.0000
               8/17/2001                                2,000                                  $2.8190
               8/20/2001                                2,300                                  $2.9300
               3/20/2001                                 200                                   $2.6950
               8/21/2001                                18,000                                 $2.8316
               8/21/2001                                8,000                                  $2.7302
               8/22/2001                                24,000                                 $2.4736
               8/22/2001                                32,000                                 $2.3660

CUSIP NO. 00753C 10 2                                             PAGE 20 OF 25


               8/23/2001               20,000               $2.6319
               8/23/2001               4,000                $2.5211
               8/24/2001               4,500                $2.5300
               8/24/2001               9,000                $2.4195
               8/27/2001               5,000                $2.6167
               8/27/2001               16,000               $2.5514
               9/21/2001              131,500               $2.2027
               9/24/2001               4,700                $2.2287
               9/25/2001               6,000                $1.7917
               9/25/2001              139,000               $1.6600
               9/26/2001               5,500                $1.8000
               9/26/2001               20,000               $1.6615
               9/27/2001               33,700               $1.5411
               9/27/2001               40,000               $1.4600
               9/28/2001               35,500               $1.7042
               9/28/2001               70,000               $1.6700

On September 30, 2001, Mr. Hellman benefically owned 2,800,529 securities.

The descriptions of Mr. Fisi's August and September 2001 transactions are as follows:

           TRANSACTION DATE     AMOUNT OF COMMON SHARES     PRICE
                                  ($.001 COMMON STOCK)
               8/1/2001                7,000                $3.1038
               8/2/2001                2,000                $3.0482
               8/9/2001                3,500                $3.2903
               8/10/2001               2,000                $3.1152
               8/14/2001               3,000                $2.8483
               8/16/2001               6,000                $2.8716
               8/17/2001               2,000                $2.8190
               8/21/2001               2,000                $2.7063
               8/21/2001               2,000                $2.8360
               8/22/2001               2,500                $2.4736
               8/22/2001               13,000               $2.3693
               8/23/2001               1,900                $2.6319

CUSIP NO. 00753C 10 2                                             PAGE 21 OF 25



               8/23/2001              3,000                 $2.5162
               8/24/2001                500                 $2.5300
               8/24/2001              5,000                 $2.4126
               8/27/2001             10,000                 $2.6167
               8/27/2001              6,000                 $2.5327
               9/25/2001             20,000                 $1.6600
               9/26/2001              3,000                 $1.6406
               9/27/2001              5,000                 $1.4266
               9/28/2001              9,000                 $1.6418

On September 30, 2001, Mr. Fisi beneficially owned 133,217 securities.

                  d.       No change is being reported.

                  e.       No change is being reported.

CUSIP NO. 00753C 10 2                                             PAGE 22 OF 25


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         This Amendment No. 9 reports that the members of the Voting Trust Group (defined in Item 2 above) have entered into an Amended and Restated Trust Agreement dated as of April 15, 1999 (the "Agreement"). Among other items, the Agreement does not include the shares of ADLT owned by Mr. David L. Jennings, and the Agreement allows for a successor Voting Trustee to be designated by the majority of the remaining Shareholders having their shares in the Voting Trust. The Amended and Restated Voting Trust Agreement is filed herewith as Exhibit 7.1.

         Wayne R. Hellman has entered into a Contingent Warrant Agreement, dated as of September 30, 1999, and an Option Agreement, dated as of September 30, 1999, which give General Electric Company ("GE") the right, upon the occurrence of certain events, to vote the shares of Common Stock held by Mr. Hellman, to vote the shares of Common Stock held in the Voting Trust and to purchase certain of the shares of Common Stock held by Mr. Hellman.

         If the Company fails to maintain a 2.0 to 1 ratio of EBITDA (as defined in the Contingent Warrant Agreement) to Interest Expense (as defined in the Contingent Warrant Agreement) twice over certain measurement periods, then, subject to certain conditions, GE would have the option, at the then current market price, to purchase from Alan J. Ruud and Wayne R. Hellman the number of shares of Common Stock which, together with the shares owned by GE, would represent 25% of the voting power of the Company. GE's options are exercisable until the later of (i) one-year from the date of receipt of a certificate evidencing the Company's failure to maintain the required ratio, and (ii) the close of business of the 30th day following receipt of all governmental and regulatory approvals necessary in connection with GE's exercise of the options. GE may not exercise its options for less than all of the option shares and only for an equal number of shares from Mr. Ruud and Mr. Hellman. In addition, GE would receive the right to vote the shares of Common Stock then owned by Wayne
R. Hellman, and the shares of Common Stock as to which Mr. Hellman then has voting power pursuant to the Voting Trust. Mr. Hellman has granted an irrevocable proxy to GE pursuant to this agreement.

         Mr. Hellman has also granted to GE a first refusal right on any future sale of his shares of Common Stock.

         The foregoing discussion is qualified in its entirety by reference to the complete text of the agreements entered into by Mr. Hellman with GE, which have been incorporated by reference as exhibits to this Schedule 13D.

CUSIP NO. 00753C 10 2                                             PAGE 23 OF 25


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. The form of the Amended and Restated Voting Trust Agreement is attached hereto and incorporated herein as Exhibit 7.1.

         2. The form of the Loan Agreement by and between Advanced Lighting Technologies, Inc. and Wayne R. Hellman in the principal amount of $9,000,000 and dated as of October 8, 1998 is hereby incorporated by reference from the Amendment No. 7 to Schedule 13D filed via EDGAR on October 23, 1998.

         3. Form of First Amendment to the Loan Agreement by and between Advanced Lighting Technologies, Inc. and incorporated herein to Exhibit 10.1 in Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended December 31, 2000 and filed February 14, 2001.

         4. Form of Second Amendment to the Loan Agreements by and between Advanced Lighting Technologies, Inc. and incorporated herein by reference to
Exhibit 10.1 in Issuer's Quarterly Report on Form 10-Q in the Quarterly Period ended March 31, 2001 and filed May 15, 2001.

         5. Contingent Warrant Agreement dated as of September 30, 1999 by and among Advanced Lighting Technologies, Inc., General Electric Company, Wayne R. Hellman, individually and as voting trustee under Voting Trust Agreement dated October 10, 1995, Hellman Ltd. and Alan J. Ruud, individually and as voting trustee under Voting Trust Agreement dated January 2, 1998, as subsequently amended and restated October 1, 2000, incorporated by reference to Exhibit 10.6 to the Issuer's Quarterly Report on Form 10-Q/A for the Quarterly Period ended September 30, 1999 filed January 14, 2000.

         6. Amendment to Contingent Warrant Agreement dated as of August 31, 2000 by and among Advanced Lighting Technologies, Inc., General Electric Company, Wayne R. Hellman, individually and as voting trustee under Voting Trust Agreement dated October 10, 1995, Hellman Ltd. and Alan J. Ruud, individually and as voting trustee under Voting Trust Agreement dated January 2, 1998, incorporated by reference to Exhibit 10.6 to the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2000 filed November 14, 2000

         7. Second Amendment to Contingent Warrant Agreement dated as of June 29, 2001 by and among Advanced Lighting Technologies, Inc., General Electric Company, Wayne R. Hellman, individually and as voting trustee under Voting Trust Agreement dated October 10, 1995, Hellman Ltd. and Alan J. Ruud, individually and as voting trustee under Voting Trust Agreement dated January 2, 1998, incorporated by reference to Exhibit 10.24 to the Issuer's Annual Report on Form 10-K for the Annual Period ended June 30, 2001 filed September 28, 2001.

         8. Option Agreement, dated as of September 30, 1999, incorporated by reference to Exhibit 4 to Schedule 13D of Alan J. Ruud, et al. filed March 15, 2000.

         9. Right of First Refusal and Co-Sale Agreement, dated as of September 30, 1999, incorporated by reference to Exhibit 5 to Schedule 13D of Alan J. Ruud, et al. filed March 15, 2000.

CUSIP NO. 00753C 10 2                                             PAGE 24 OF 25


SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D statement is true, complete and correct.



Date: August 31, 2001                 /s/ Wayne R. Hellman
                                      ----------------------------------------
                                      WAYNE R. HELLMAN*


Date: August 31, 2001                  /s/ Louis S. Fisi
                                      ----------------------------------------
                                      LOUIS S. FISI


Date: August 31, 2001                 /s/ Robert S. Roller
                                      ----------------------------------------
                                      ROBERT S. ROLLER


Date: August 31, 2001                 /s/ Juris Sulcs
                                      ----------------------------------------
                                      JURIS SULCS


Date: August 31, 2001                 /s/ Christine Hellman
                                      ----------------------------------------
                                      CHRISTINE HELLMAN


Date: August 31, 2001                 /s/ Brian A. Hellman
                                      ----------------------------------------
                                      BRIAN A. HELLMAN


Date: August 31, 2001                  /s/ Lisa Barry
                                      ----------------------------------------
                                      LISA BARRY


Date: August 31, 2001                 /s/ Mary Sarver
                                      ----------------------------------------
                                      MARY SARVER**


-------------------------------

* Member of Voting Trust Group only as to certain shares of which Hellman is voting trustee.

**  Member of the Voting Trust Group.

----------------------------                       ----------------------------
CUSIP NO. 00753C 10 2                                           PAGE 25 OF 25
----------------------------                       ----------------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D statement is true, complete and correct.


Date: August 31, 2001                 /s/ Lisa Marie Roller
                                      -------------------------------------------------------
                                      LISA MARIE ROLLER, TRUSTEE OF THE LISA
                                      MARIE ROLLER TRUST DATED AUGUST 24, 1995

Date: August 31, 2001                 /s/ Jennifer Lynn Jarrett
                                      -------------------------------------------------------

                                      JENNIFER LYNN JARRETT TRUSTEE OF THE
                                      JENNIFER LYNN JARRETT TRUST
                                      DATED AUGUST 24, 1995**

Date: August 31, 2001                 /s/ Kimberly Joy Roller
                                      -------------------------------------------------------
                                      KIMBERLY JOY ROLLER, TRUSTEE OF THE KIMBERLY
                                      JOY ROLLER TRUST DATED AUGUST 24, 1995**


Date: August 31, 2001                 /s/ Lisa Marie Roller
                                      -------------------------------------------------------
                                      LISA MARIE ROLLER, TRUSTEE OF THE LISA MARIE
                                      ROLLER LONG TERM TRUST DATED SEPTEMBER 24, 1995**

Date: August 31, 2001                 /s/ Jennifer Lynn Jarrett
                                      -------------------------------------------------------
                                      JENNIFER LYNN JARRETT TRUSTEE OF THE
                                      JENNIFER LYNN JARRETT LONG TERM TRUST DATED
                                      SEPTEMBER 24, 1995**

Date: August 31, 2001                 /s/ Kimberly Joy Roller
                                      -------------------------------------------------------
                                      KIMBERLY JOY ROLLER, TRUSTEE OF THE KIMBERLY JOY
                                      ROLLER LONG TERM TRUST DATED SEPTEMBER 24, 1995**


* Member of Voting Trust Group only as to certain shares of which Hellman is voting trustee.

**  Member of the Voting Trust Group.